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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3

                               (Amendment No. 7)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              WIZTEC SOLUTIONS LTD.
                                (Name of Issuer)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                       (Name of Persons Filing Statement)

                 Ordinary Shares, New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                      (CUSIP Number of Class of Securities)


                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [X] A tender offer.

         d. [ ] None of the above.
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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


                            CALCULATION OF FILING FEE
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Transaction Valuation*                                      Amount of Filing Fee

$73,589,850 (1)...............................................    $14,717.97 (2)
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 1.      For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.


 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,717.97
Filing Parties: Convergys Corporation and Convergys Israel Investments Ltd. Form or Registration No.: Schedule 14D-1
Date Filed: July 2, 1999

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                                  INTRODUCTION

     Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Transaction Statement on Schedule 13E-3 originally filed on April 1, 1999, as amended (the "Schedule 13E-3"), with respect to the offer to purchase all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), not already owned by Sub.


ITEM 8 FAIRNESS OF THE TRANSACTION

     Item 8 of the Schedule 13E-3 is hereby amended as follows.

     The last sentence of the last paragraph of "Special Factors - Fairness of the Offer" of the Offer to Purchase is hereby replaced and such section is amended and supplemented as follows, and such amendment is incorporated herein by reference:

In light of the nature of the Company's business, the current and historical trading prices of the Shares and the $25.00 per Share price to be paid in this Offer, Parent and Sub did not deem net book value or liquidation value to be relevant indicators of the value of the Shares, because such values are significantly below the Offer Price. As indicated on page 23 of this Offer to Purchase, as of March 31, 1999, the book value per diluted share of the Company was $4.00. Since the Company's assets consist of cash and cash equivalents, accounts receivable, computer equipment and software and other intangible assets, Parent and Sub believe that, with the exception of the Company's software and other intangible assets, the book value of the Company's assets are reasonable approximations of their liquidation value. As for the software and other intangible assets of the Company, Parent and Sub believe that the aggregate fair market value of these items is approximately $59 million, or less than $9.00 per diluted share, and, consequently, that the liquidation value per diluted share is less than $13.00.

     In connection with the April Tender Offer, Parent obtained an opinion from its financial advisor that the $18.30 per Share price offered in the April Tender Offer was fair from a financial point of view to the Company's shareholders. That opinion was based on various valuation methodologies and other information concerning the Company and provided ranges of values for the Company as a going concern. In light of the results of the April Tender Offer, the fact that the $25.00 per Share price to be paid in this Offer is higher than the $18.30 per Share paid in the April Tender Offer, the fact that the ranges of going concern values for the Company vary depending on the valuation methodology used, and Parent's belief that most Company shareholders discounted and did not place much reliance on the fairness opinion that the Parent obtained, Parent did not obtain a fairness opinion in connection with this Offer.

     The Offer is not structured so that approval of at least a majority of unaffiliated security holders is required. Instead, the Offer structure allows each shareholder to decide whether or not to tender its Shares.

     A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of the unaffiliated security holders for the purpose of negotiating the terms of the Offer, because the Offer is not a negotiated transaction. In addition, such directors have not retained an unaffiliated representative to prepare a report concerning the fairness of the transaction. Due to actual and potential conflicts of interest, the Company's board of directors has expressed no opinion and has not made any recommendation concerning the Offer.

     Parent and Sub are not aware of any firm offers made by any unaffiliated person during the proceeding eighteen months for (a) the merger or consolidation of the Company into or with such person or of such person into or with the Company; (b) the sale or other transfer of all or any substantial part of the assets of the Company; or (c) the sale or other transfer of securities of the Company which would enable the holder thereof to exercise control of the Company.

ITEM 14 FINANCIAL INFORMATION

     Item 14(a) of the Schedule 13E-3 is hereby amended as follows:

     The third sentence of "Section 8. Certain Information Concerning the Company - Certain Projections for the Company" of the Offer to Purchase is amended to read as follows, and such amendment is incorporated herein by reference: "THESE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THE COMPANY'S INDEPENDENT ACCOUNTANTS HAVE NOT EXAMINED OR COMPILED ANY OF THE FOLLOWING PROJECTIONS OR EXPRESSED ANY CONCLUSION OR PROVIDED ANY OTHER FORM OF ASSURANCE WITH RESPECT TO SUCH PROJECTIONS."


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 26, 1999                            Convergys Israel Investments Ltd.



                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  Vice President


                                              Convergys Corporation



                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  General Counsel and Secretary